Exicure, Inc.
400 Seaport Court, Suite 102
Redwood City, California 94063

July 18, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jason Drory

Re:    Exicure, Inc.
Registration Statement on Form S-1
File No. 333-288658

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Exicure, Inc. (the “Company”), hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 22, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Baker & Hostetler LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

We request that we be notified of such effectiveness by a telephone call to Margaret I. Butler of Baker & Hostetler LLP, counsel to the Company, at (212) 589-4668 and that such effectiveness also be confirmed in writing.

Very truly yours,

Exicure, Inc.

By:     /s/ Andy Yoo
Andy Yoo
President and Chief Executive Officer